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FEB 27 2012
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 15, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Capital Marketing, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
145850

266 MAIN STREET, BLDG. 3, SUITE 25
(No. and Street)

MEDFIELD (CITY) MA (state) 02052 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BOB CALLAGHAN, PARTNER
GREG GARLAND, PARTNER

508-242-5471
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Bob Callaghan and Greg Garland swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pursuit Capital Marketing, LLC, as of December 31, 2011 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

Signature

Co-Manager

Title

Signature

Co-manager

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Pursuit Capital Marketing, LLC
Medfield, Massachusetts

In planning and performing my audit of the financial statements of Pursuit Capital Marketing, LLC from inception, February 15, 2011 to December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E. Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 8, 2012

Pursuit Capital Marketing, LLC

Audited Financial Statements

From Broker Dealer Inception,

February 15, 2011 to December 31, 2011

Contents

Index

*****

***

*

Page

Independent Auditors Report....................................1

Statement of Financial Condition...............................2

Statement of Income..3

Statement of Changes in Members' Capital 4

Statement of Cash Flows 5

Notes to Financial Statements..................................6-9

SUPPLEMENTARY INFORMATION:

Schedule I: Computation of Net Capital Pursuant
to SEC Rule 15c3-1.................................10

Schedule II: Exemptive Provision under Rule 15c3-3...........11

Schedule III: Supplemental SIPC Report......................12-15

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Pursuit Capital Marketing, LLC
266 Main Street, Bldg. 3, Suite 25
Medfield, Massachusetts

I have audited the accompanying statement of financial condition of Pursuit Capital Marketing, LLC, as of December 31, 2011, and the related statements of income, changes in members' capital, and cash flows from inception, February 15, 2011 to December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pursuit Capital Marketing, LLC as of December 31, 2011 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E Karll CPA P.C.

February 8, 2012

Pursuit Capital Marketing, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash & Cash Equivalents	$ 100,622
Accounts Receivable	893,740
Prepaid Expenses	11,523
Security Deposits	2,479
Furniture and computer equipment at cost, less accumulated depreciation of $43,909	4,874
	$ 1,013,238

Liabilities and Partners Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 12,175
Members' Equity:	
Members' Capital	1,001,063
	$ 1,013,238

See Accountant's Report & Accompanying Notes

Pursuit Capital Marketing, LLC
Statement of Income
February 15, 2011 to December 31, 2011

Revenues	
Fee Income	$ 2,963,139
Rental Income	8,267
Interest Income	182
	2,971,588
Expenses:	
Employee compensation and benefits	222,244
Regulatory fees and expenses	5,370
Occupancy	33,657
Other expenses	158,951
	420,222
Net Income	$ 2,551,366

See Accountant's Report and Accompanying Notes

Pursuit Capital Marketing, LLC
Statement of Changes in Members' Capital
February 15, 2011 to December 31, 2011

Balance at beginning of period	$ 200,142
Net Income	2,551,366
Members Distributions	(1,750,445)
Balance at end of year	$ 1,001,063

See Accountant's Report and Accompanying Notes

Pursuit Capital Marketing, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 2,551,369	
Adjustments		
Add:		
Depreciation	8,293	
Accrued Receivable	75,000	
Accrued Expenses	246	
Less:		
Accts Receivable	(874,626)	
Prepaid Expenses	(7,601)	
Accounts Payable	(13,815)	
Security Deposit Payable	(713)	
Cash from Operations		**1,738,153**
Cash Flows - Invested		
Computers	(2,928)	
Furniture	(1,077)	
Rent Security Deposit	8,001	
Investing Cash Flows		**3,996**
Cash Flows - Financing		
Member Distributions	(1,750,445)	
Financing Cash Flows		**(1,750,445)**
Cash Increase (Decrease)		**(8,296)**
Cash - Beginning of Year		
Cash - Checking	12,524	
Cash - Payroll	7,625	
Cash - Money Market	88,769	
Total Beginning of Year		**108,919**
Cash on Statement Date e		**$ 100,623**

1. NATURE OF BUSINESS

The Company was organiized on September 8, 2005 in the state of Massachusetts as a limited liability company. On February 15, 2011 the Company was approved by FINRA.

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective investors through registered investment advisors, consultants and/or third parties. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture & Computer Equipment	5-7 years

2011 Depreciation expense was $2,060 (February 15, 2011 to December 31, 2011).

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011 the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 8 to 1. The Company's net capital computed under 15c3-1 was $88,447 at December 31, 2011, which exceed required net capital of $5,000 by $83,447. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.13 to 1.0.

4. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

6. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

7. LEASES

The Company is obligated on lease for office space, $24,868 annually ($2,072 monthly). Their current lease expires on September 30, 2014.

Future minimum lease payments are:

Year Ending	Amount
12-31-12	$ 24,868
12-31-13	24,868
12-31-14	18,651
	$ 68,387

8. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan and a cash balance plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company. Contributions made to the plan for the year ended December 31, 2011 totaled $39,238. The Company paid $347,000 for the two members. These payments are included in Members Distributions.

9. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2011, two clients accounted for 100% of total revenues. One client accounted for 97% of revenues.

10. CASH FLOWS

Cash paid for interest is as follows:

Interest	$ 0

11. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

12. REVENUE RECOGNITION POLICY

The Company's revenues are from consulting and fixed fee and a percentage of the Asset Manager's money managmeent fee. Consulting agreements with Asset Managers are multi-year contracts.

Consulting fees are accrued when earned. They are paid in arrears on the last day of each calendar quarter.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a fixed fee and a percentage of the Asset Manager's money management fee. The fixed fee component is paid in advance on the first day of each calendar quarter. Percentage fees are paid in arrears, usually within 45 days, after the end of each calendar quarter.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2012, the date on which the financial statements were available to be issued.

14. INCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

SUPPLEMENTARY INFORMATION

Pursuit Capital Marketing, LLC
Schedule I
Computation of Net Capital
December 31, 2011

Net Worth	$ 1,001,063
Less: Non Allowable Assets	(912,616)
Net Capital (ANC)	$ 88,447
Less: Capital Requirement	5,000
Excess Capital	$ 83,447
Aggregate Indebtedness	$ 12,175
Ratio of Aggregate Indebtedness to Net Capital	0.13 to 1.0

There are no material differences between the preceeding computation and the Company's unaudited Part II of Form X-17A-5 as of December 31, 2011.

See Accountant's Report and Accompanying Notes

Scedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pursuit Capital Marketing, LLC
as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) ____4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained X 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ____4570

Clearing Firm SEC#s	Name	Product Code
8-________ [4335A]	________ [4335A2]	________ [4335B]
8-________ [4335C]	________ [4335C2]	________ [4335D]
8-________ [4335E]	________ [4335E2]	________ [4335F]
8-________ [4335G]	________ [4335G2]	________ [4335H]
8-________ [4335I]	________ [4335I2]	________ [4335I]

D. (k) (3) Exempted by order of the Commission ____4580

See Accountant's Report and Accompanying Notes

Pursuit Capital Marketing, LLC

Supplemental SIPC Report

December 31, 2011

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Pursuit Capital Marketing, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Pursuit Capital Marketing, LLC from February 15, 2011 to December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period February 15, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Pursuit Capital Marketing, LLC taken as a whole.

Harvey E. Karll CPA, P.C.
February 8, 2012

SIPC-7 SECURITIES INVESTOR PROTECTION CORPORATION (33 REV 7/10)
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68448 FINRA DEC

PURSUIT CAPITAL MARKETING, LLC

266 MAIN STREET, BLDG. 3, SUITE 25

MEDFIELD, MA 02052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Karen Gendron 603-502-4560

2.A. General Assessment [item 2e from page 2 $ 7,408

B. Less payment made with SIPC-6 filed (exclude interest)

Date Paid	Amount	
July 25, 2011	$ 3,091	
February 2012	$ 4,317	(7,408)

)

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Pursuit Capital Marketing, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7th day of February, 20 12.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed
Calculations ______ Documentation ______ Forward Copy
Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning February 15, 2011
and ending December 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,971,587

2b. Additions:

(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a,

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest and Rental Income 8,450

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 0

Total deductions 8,450

2d. SIPC Net Operating Revenues $ 2,963,137

2e. General Assessment @ .0025 $ 7,408

(to page 1, line 2.A.)

Pursuit Capital Marketing, LLC

Supplemental SIPC Report

December 31, 2011

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Pursuit Capital Marketing, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Pursuit Capital Marketing, LLC from February 15, 2011 to December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period February 15, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Pursuit Capital Marketing, LLC taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 8, 2012

SIPC-7 SECURITIES INVESTOR PROTECTION CORPORATION (33 REV 7/10)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68448 FINRA DEC

PURSUIT CAPITAL MARKETING, LLC

266 MAIN STREET, BLDG. 3, SUITE 25

MEDFIELD, MA 02052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Karen Gendron 603-502-4560

2.A. General Assessment [item 2e from page 2 $ 7,408

B. Less payment made with SIPC-6 filed (exclude interest)

Date Paid	Amount
July 25, 2011	$ 3,091
February 2012	$ 4,317

(7,408)

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Pursuit Capital Marketing, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7th day of February, 20 12.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed
Calculations ______ Documentation ______ Forward Copy
Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning February 15, 2011
and ending December 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,971,587

2b. Additions:

(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a,

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest and Rental Income 8,450

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 0

Total deductions 8,450

2d. SIPC Net Operating Revenues $ 2,963,137

2e. General Assessment @ .0025 $ 7,408

(to page 1, line 2.A.)

Pursuit Capital Marketing
Outsourced Sales and Marketing for Investment Managers
26 Main St. Ste 25
Medfield, MA 02052

UNITED STATES POSTAL SERVICE
1000
20549
02052
FEB 17 12
AMOUNT
$1.10
00029563-11

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC
20549